SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

SCHEDULE 13G/A
Amendment No. 1
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

Stratasys Ltd.

(Name of Issuer)

Ordinary Shares, Nominal Value NIS 0.01

(Title of Class of Securities)

M85548 101

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.M85548 101	13G/A	Page 2 of 8 Pages
1.	NAMES OF REPORTING PERSONS AGM Holding BV
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 320,983
	6.	SHARED VOTING POWER 723,986 (1)
	7.	SOLE DISPOSITIVE POWER 320,983
	8.	SHARED DISPOSITIVE POWER 723,986 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,044,969
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)
Consists of the 723,986 Ordinary Shares held by Greenhill Highways LLC, a wholly-owned subsidiary of the Reporting Person, with respect to which the Reporting Person may be deemed to possess shared voting and dispositive power. See Item 4.

(2)
Based on 48,738,369 Ordinary Shares issued and outstanding as of September 30, 2013 (based on information appearing in the consolidated financial statements of the Issuer for the three and nine months ended September 30, 2013, annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on November 7, 2013, as subsequently verified by the Reporting Person with the Issuer).

CUSIP No.M85548 101	13G/A	Page 3 of 8 Pages
1.	NAMES OF REPORTING PERSONS Manou van Moorsel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,044,969 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,044,969 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,044,969 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Consists of (i) 320,983 Ordinary Shares held by AGM Holding BV and (ii) 723,986 Ordinary Shares held by Greenhill Highways LLC, with respect to each of which the Reporting Person may be deemed to possess shared voting and dispositive power. See Item 4.

(2)
Based on 48,738,369 Ordinary Shares issued and outstanding as of September 30, 2013 (based on information appearing in the consolidated financial statements of the Issuer for the three and nine months ended September 30, 2013, annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on November 7, 2013, as subsequently verified by the Reporting Person with the Issuer).

Item 1(a).  Name of Issuer:

The name of the issuer is Stratasys Ltd. (the “Issuer”).
________________________________________________________________________________

Item 1(b).  Address of Issuer’s Principal Executive Offices:

The Issuer has dual principal executive offices, located at 2 Holtzman Street, Science Park, P.O. Box 2496, Rehovot 76124, Israel and 7665 Commerce Way, Eden Prairie, Minnesota 55344.
 ________________________________________________________________________________

Item 2(a).  Name of Person Filing:

The following entity and individual, listed in (i)-(ii) below, who are filing this Amendment No. 1 (“Amendment No. 1”) to the Statement of Beneficial Ownership on Schedule 13G originally filed on February 14, 2013 (the “Original Statement”), are referred to herein collectively as the “Reporting Persons”:

(i)	AGM Holding BV, a Dutch company (“AGM Holding”) and
(ii)	Manou van Moorsel

Item 2(b).  Address of Principal Business Office or, if None, Residence:

The principal business office of each Reporting Person is as follows:

(i)	AGM Holding— Riepmandpark 125 Amsterdam, The Netherlands 1019DT
(ii)	Manou van Moorsel— Riepmandpark 125 Amsterdam, The Netherlands 1019DT.
________________________________________________________________________________

Item 2(c).   Citizenship:

The citizenship or state of organization, as applicable, of each Reporting Person is as follows:

(i)	AGM Holding— Netherlands
(ii)	Manou van Moorsel— Netherlands
________________________________________________________________________________

Item 2(d).   Title of Class of Securities:

This Amendment No. 1 relates to the ordinary shares, nominal value New Israeli Shekel (“NIS”) 0.01 per share (“Ordinary Shares”), of the Issuer.
_____________________________________________________________________________

Item 2(e).   CUSIP Number:

The CUSIP number of the Ordinary Shares is M85548 101.
____________________________________________________________________________

Page 4 of 8 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________________
_______________________________________________________________________________

Item 4.       Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

I.	AGM Holding

(a)	Amount beneficially owned: 1,044,969 Ordinary Shares
(b)	Percent of class: 2.1%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 320,983*
(ii)	Shared power to vote or to direct the vote: 723,986**
(iii)	Sole power to dispose of or to direct the disposition of: 320,983*
(iv)	Shared power to dispose of or to direct the disposition of: 723,986**

II.	Manou van Moorsel

(a)	Amount beneficially owned: 1,044,969 Ordinary Shares***
(b)	Percent of class: 2.1%

Page 5 of 8 Pages

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,044,969***
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 1,044,969***

*    Comprised entirely of Ordinary Shares held directly by AGM Holding.

** Consists of the 723,986 Ordinary Shares held by Greenhill Highways LLC, a Delaware limited liability company (“Greenhill Highways”), with respect to which AGM Holding may be deemed to share the power to direct the vote and disposition as a result of its ownership of all outstanding membership interests of Greenhill Highways.

*** Comprised of (x) the 320,983 Ordinary Shares held by AGM Holding and (y) the 723,986 Ordinary Shares held by Greenhill Highways, with respect to which Ms. van Moorsel may be deemed to possesses voting and dispositive power. Ms. van Moorsel disclaims beneficial ownership of all of the Ordinary Shares held by AGM Holding and Greenhill Highways except to the extent of her pecuniary interest therein.
_______________________________________________________________________________

Item 5.       Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒.
_______________________________________________________________________________

Item 6.       Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.
 _______________________________________________________________________________

Item 7.        Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.
_______________________________________________________________________________

Item 8.       Identification and Classification of Members of the Group.

Not applicable.
_______________________________________________________________________________

Item 9.       Notice of Dissolution of Group.

Not applicable.
_______________________________________________________________________________

Item 10.     Certifications.

Not applicable.

_______________________________________________________________________________

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AGM HOLDING BV

By:	/s/ Manou van Moorsel
Name:	Manou van Moorsel
Title:	Title

/s/ Manou van Moorsel
MANOU VAN MOORSEL

Dated: February 12, 2014

Page 7 of 8 Pages

EXHIBITS

Exhibit 1 – Joint Filing Agreement pursuant to Rule 13d-1(k)(1) (incorporated by reference to Exhibit 1 to the Original Statement)

Page 8 of 8 Pages